February 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Lochhead and Brian Cascio

Re: Responses to the Securities and Exchange Commission

Staff Comment dated February 17, 2022, regarding

Aytu BioPharma, Inc.

Form 10-K for the Fiscal Year Ended June 30

Filed September 28, 2021

Form 10-Q for the Quarterly Period Ended December 31, 2021

File No. 001-32731

Dear Sirs and Madams:

This letter is in response to your letter dated February 17, 2022 providing comments in Aytu BioPharma, Inc.’s (“Aytu”) Form 10-K for the Fiscal Year Ended June 30, 2021 and Form 10-Q for the Quarterly Period Ended December 31, 2021. For your convenience, your comments have been reproduced in their entirety below, followed by Aytu’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 9A. Controls and Procedures, page 106

1.	We have the following comments related to your response to comment 1 in our letter dated February 3, 2022. Please amend your 10-K as follows:
●	Clearly disclose that internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP) are NOT effective at June 30, 2021, as required by Item 308(a)(3) of Regulation S-K.
●	Remove the reference to excluding changes in internal control over financial reporting related to the Neos subsidiary. Since you included Neos in your assessment of ICFR at June 30, 2021, changes in ICFR at Neos should not be excluded from your assessment. See Question 3 and 7 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions, which is available on the Commission's website.
●	Include disclosure of any changes in ICFR that occurred since/due to the acquisition of Neos that has materially affected, or is reasonably likely to materially affect, your ICFR.
●	Clearly describe the actual material weakness in DCP rather than just state that it relates to your analysis of the accounting for goodwill and other intangibles and accounting for the impairment of long lived assets. For example, describe the actual controls that failed such as whether it related to impairment testing, valuation matters, etc. This way, when you describe how the material weaknesses were remediated in subsequent filings, investors can better understand how the changes in ICFR remediated the material weaknesses.

Aytu’s Response:

In response to the Staff’s comment, we propose to amend Form 10-K Item 9A for the fiscal year ended June 30, 2021 as follows:

“Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the

“Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of June 30, 2021, our principal executive officer and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting as described below and in Part I Item 1A. of the Annual Report on Form 10-K, our disclosure controls and procedures were not effective as of the end of the period covered by this Report. Notwithstanding the material weakness, our management believes that the financial statements included elsewhere in this report present fairly, in all material respects, our financial position, results of operations, changes in stockholders’ equity (deficit) and cash flows in conformity with GAAP.

In connection with the preparation of our financial statements for the period ended June 30, 2021, we concluded that we had a material weakness in internal control over financial reporting related to our analysis for the accounting for the impairment of long-lived assets, including goodwill and other intangible assets. We perform an assessment to determine if an impairment of long-lived assets has occurred annually or when circumstances indicate an impairment may have occurred. This assessment is prepared by internal staffing and reviewed by the Chief Financial Officer. At year end, it was determined that we improperly aggregated certain assets when performing this assessment. This resulted in an incorrect conclusion that no impairment had occurred. In response, we sought and received technical guidance from third-party providers to review the assumptions and calculations included in our assessment. This deficiency did not result in a revision of any of our previously issued financial statements. However, if not addressed, the deficiency could result in a material misstatement in the future. In response, we have incorporated utilization of a third-party provider to review our assumptions and computations in our impairment analysis for completeness and accuracy. We believe that our controls are now designed properly and operating effectively.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2021. Our assessment of our internal controls over financial reporting excluded those processes or controls that exist at our Neos subsidiary, which we acquired on March 19, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Our management has concluded that, as of June 30, 2021, our internal control over financial reporting was not effective based on these criteria as a result of the material weakness discussed above.

Plante Moran, PLLC, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, was not required to issue an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the material weakness discussed above, there were no changes in our internal controls over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company’s assessment over changes in our internal controls over financial reporting excluded those processes or controls that exist at our Neos subsidiary, which we acquired from the March 19, 2021 Neos Merger. Neos’ last annual report for the year ended December 31, 2020 has been audited without any qualifications. Since the merger, there has been no significant change to its internal control over financial reporting.”

Form 10-Q for the Quarter Period Ended December 31, 2021

Item 4. Controls and Procedures, page 47

2.	We reference the disclosure that you have taken a "number of steps, including incorporating the third-party provider review and expertise" to remediate the material weakness in disclosure controls and procedures. In future filings, please provide a more detailed discussion of the specific changes that were made to your processes and how those changes resulted in the correction of the material weakness identified.

Aytu’s Response:

In response to the Staff’s comment, we hereby confirm that in future filings we will provide a more detailed discussion of the specific changes that were made to our processes and how those changes resulted in the correction of any material weakness identified.

* * * * *

Thank you for your review of the filing. If you have any questions or additional comments with respect to this response letter, please contact the undersigned by phone at 303-996-2639, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at 303-352-1109.

Very truly yours,

Aytu BioPharma, Inc.

By:	/s/ Mark K. Oki
Name:	Mark K. Oki
Title:	Chief Financial Officer

cc:Anthony Epps, Dorsey & Whitney LLP